{FIXED RATE}

TERM NOTE

November 14, 2001

Loan #0007573-001

$1,199,722.70

FOR VALUE RECEIVED, the undersigned Good Times Restaurants Inc., a Nevada corporation, Good Times Drive Thru Inc., a Colorado corporation, and Fast Restaurants Co-Development LLLP, a Colorado limited liability limited partnership (co-debtors hereinafter referred to as "Debtor") promises to pay to General Electric Capital Business Asset Funding Corporation ("GE Capital") or order, the principal sum of ONE MILLION, ONE HUNDRED NINETY-NINE THOUSAND, SEVEN HUNDRED TWENTY-TWO HUNDRED DOLLARS AND SEVENTY CENTS ($1,199,722.70) together with interest from the date of disbursement by GE Capital until maturity on the principal balance from time to time remaining unpaid thereon at the rate of 7.83% per annum (computed on the basis of a 360-day year of twelve consecutive 30-day months) in installments as follows: Eighty-Four (84) installments including both principal and interest, each in the amount of $18,597.69 payable commencing December 28, 2001 and monthly thereafter.

Debtor hereby authorizes and directs GE Capital to disburse the loan proceeds to the following vendors and/or to renew the following Interim Notes:

Vendor	Date	Amount
Good Times Restaurant	7/6/01	$378,008.41
Good Times Restaurant	7/23/01	$116,196.96
The Bailey Company	8/9/01	$183,336.12
Good Times Restaurant	8/13/01	$79,996.77
Good Times Restaurant	8/15/01	$63,367.50
Good Times Restaurant	9/21/01	$113,459.36
Good Times Restaurant	10/1/01	$53,386.94
The Bailey Company	10/18/01	$76,907.29
Good Times Restaurant	10/18/01	$20,779.59
Hunter Maclean	11/14/01	$303.35
Good Times Restaurant	11/14/01	$113,980.41
Total		$1,199,722.70

or, if Debtor shall have previously paid such vendors and shall have furnished proof of such payment to GE Capital, then GE Capital shall disburse the loan proceeds to Debtor.

If any payment shall not be paid when due and shall remain unpaid for ten (10) days, Debtor agrees to pay an additional charge equal to five percent (5%) of the delinquent payment or the highest additional charge permitted by law, whichever is less.

All payments of the principal and interest on this Note shall be made in coin or currency of the United States of America which at the time shall be the legal tender for the payment of public and private debts.

At any time after the third year of the term of this Note, Debtor shall have the right to repay all, but not less than all, of the outstanding principal balance on any regularly scheduled principal and interest payment date upon not less than thirty (30) days advance written notice to GE Capital, and upon payment to GE Capital of the Prepayment Fee. For purposes hereof, "Prepayment Fee" shall mean the amount, if any, payable by Debtor to GE Capital upon the prepayment of the principal balance to offset the adverse impact to GE Capital of a downward movement in interest rates. The Prepayment Fee is determined by (i) calculating the decrease (expressed in basis points) in the current weekly average yield of four-year U.S. Treasury Notes (as published in Federal Reserve Statistical Release H.15[519]) as of the prepayment date from the average weekly yield of 3.19% as of November 14, 2001, (ii) dividing the decrease calculated in (i) by 100; (iii) multiplying the result calculated in (ii) by the applicable prepayment factor shown below; and (iv) multiplying the product calculated in (iii) by the principal balance to be repaid.

Number of Months Remaining	Prepayment Factor

48 - 37.019
36 - 25.014
24 - 13.010
12 - 1.005

If the Index is unchanged or has increased during such period, no prepayment premium shall be due.

In the event of a sale of the business, the Debtor shall repay all, but not less than all, of the outstanding principal balance of the Term Note on the next regularly scheduled principal and interest payment date, subject to the payment of the Prepayment Fee as defined above.

In the event this Term Note is placed in the hands of an attorney for collection or suit is brought on the same, or the same is collected through bankruptcy or other judicial proceedings then Debtor agrees and promises to pay a reasonable attorney's fee for collections, plus all out-of-pocket expenses.

This Term Note shall be governed and construed in accordance with the laws of the State of Washington. The Debtor hereby irrevocably submits to the jurisdiction of any state or federal court sitting in Seattle, King County, Washington, in any action or proceeding brought to enforce or otherwise arising out of or relating to this Term Note, and hereby waives any objection to venue in any such court and any claim that such forum is an inconvenient forum.

This Term Note may be declared due prior to its expressed maturity date, all in the events, on the terms, and in the manner provided for in the Master Loan Agreement dated June 14, 2001, and Security Agreement Nos. One and Two dated June 14, 2001. A default under the Master Loan Agreement or the Security Agreement constitutes a default under this Term Note.

Debtor hereby waives any right of exemption and waives presentment, protest and demand, and notice of protest, demand and of dishonor and nonpayment of this Note and notice of intention to accelerate.

Good Times Drive Thru Inc.		Good Times Restaurants Inc.
By:		By:
Title:	Boyd E. Hoback, President and CEO	Title:	Boyd E. Hoback, President and CEO

Fast Restaurants Co-Development LLLP By: Good Times Drive Thru Inc., General Partner
By:
Title:	Boyd E. Hoback, President and CEO